UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPDR Series Trust Barclay’s Capital ETF (CIK#0001064642)
(Name of Issuer)
Exchange Traded Fund
(Title of Class of Securities)
78464A474
(CUSIP Number)
05/31/10
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78464A474

1.	NAMES OF REPORTING PERSONS Curian Capital, LLC 30-0024958

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5.	SOLE VOTING POWER

NUMBER OF		865,319

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		865,319

WITH	8.	SHARED DISPOSITIVE POWER

		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	865,319

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.452%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	78464A474

Item 1.
(a)	Name of Issuer

SSGA Funds Management Inc

(b)	Address of Issuer’s Principal Executive Offices

State Street Bank and Trust Company

One Lincoln Center

Boston, MA 02211

Item 2.
(a)	Name of Person Filing

Curian Capital, LLC

(b)	Address of Principal Business Office or, if none, Residence

7601 Technology Way

Denver, CO 80237

(c)	Citizenship

Michigan

(d)	Title of Class of Securities

See cover page.

(e)	CUSIP Number

See cover page.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	78464A474

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

See row (9) on page 2.

(b)	Percent of class:

See row (11) on page2.

(c)	Number of shares as to which the person has:

See rows (5) through (8) on page2.
(i)	Sole power to vote or to direct the vote

865,319

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

865,319

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Securities reported on this Schedule 13G as being beneficially owned by [Fill in here] are held on behalf on investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No.	78464A474

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 06/03/2010
Date

/s/ Lewis Dellaro
Signature

VP, Chief Compliance Officer
Name/Title

5